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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16

                     OF THE SECURITIES EXCHANGE ACT OF 1934


                          For the Month of October 2000

                            PARADIGM GEOPHYSICAL LTD.
                            -------------------------
                 (Translation of Registrant's Name into English)

   Shenkar Street 9, Gav Yam Center No.3, P.O.B. 2061 Herzlia B, Israel 46120
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                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F....X.... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes........ No....X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................


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     Attached to the Registrant's Form 6-K for the month of October 2000 and incorporated by reference herein is the Registrant's news release dated October 5, 2000.


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SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         PARADIGM GEOPHYSICAL LTD.
                                         (Registrant)



                                         By:  /s/   Jonathan Keller
                                              --------------------------
                                                    Jonathan Keller
                                                    Company Secretary


Dated:  5 October, 2000

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PARADIGM
GEOPHYSICAL
THE GEOSCIENCE KNOWLEDGE COMPANY


                PARADIGM GEOPHYSICAL CLOSES FLAGSHIP ACQUISITION
                     FROM COMPAGNIE GENERALE DE GEOPHYSIQUE

HERZLIA, ISRAEL. OCTOBER 5, 2000 -- The Board of Directors of Paradigm Geophysical Limited (NASDAQ: PGEO) today announced that they have signed a definitive purchase agreement for the purchase of the Flagship business from Compagnie Generale de Geophysique (CGG) (Paris PM:12016 and NYSE: GGY). The in principle agreement for the acquisition was announced by both companies on July 24, 2000.

The total consideration price at closing was $4 million in cash, and 1.5 million in new Paradigm stock issued to CGG. As a result of this transaction, CGG now holds approximately 10% of Paradigm's total outstanding equity.

The Flagship business is consolidated into Paradigm Geophysical Limited as of October 1, 2000.

ABOUT PARADIGM:
Paradigm Geophysical Ltd. provides geoscience software and service solutions to the oil and gas industry. The Company has sales, customer support and service offices in Houston, London, Paris, Aberdeen, Pau, Bahrain, Calgary, Moscow, Caracas, Buenos Aires, Rio de Janeiro, Perth, Brisbane, Beijing, Jakarta and Singapore.

"Paradigm Geophysical(R)" and "Flagship(R) are the registered trademarks of Paradigm Geophysical Ltd. www.paradigmgeo.com and www.flagshipgeo.com

ABOUT CGG:
The Compagnie Generale de Geophysique group is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and geoscience services and software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment through Sercel.
www.cgg.com

Safe Harbor statement: Certain statements contained in this press release are forward-looking in nature. These statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," or "anticipates" or the negative thereof or comparable terminology, or by discussions of strategy. The company's business and operations are subject to a variety of risks, and uncertainties and other factors. Consequently, actual results may materially differ from those projected stated by any forward-looking statements. Such risks, uncertainties and other factors that could cause actual results to differ from those


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projected include, but are not limited to, the following: (1) future capital expenditures by oil and gas companies (2) fluctuations and absolute levels of international oil prices, (3) the need for increased Company investment to support product and new services introductions, (4) the company's ability to raise needed additional capital, (5) rapid technological changes that could make the company's products less desirable or obsolete, (6) market acceptance of the Company's products and services, (6) changes in product sales mix (7) product transitions by the Company and its competitors, (8) the impact of competitive products and pricing, (9) currency fluctuations. These as well as other risks and uncertainties, are discussed in greater detail in the Company's filings with the Securities and Exchange Commission, including its most recent 20-F filed on June 26, 2000, its 1999 Annual Report and its regular Quarterly Reports. The company makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

For more information please contact:

PARADIGM GEOPHYSICAL LTD.
BRIAN BERMAN
CHIEF FINANCIAL OFFICER
Phone: +972-9-970-9339
Fax: +972-9-970-9319
Email:  brian@paradigmgeo.com

THE RUTH GROUP
DENISE ROCHE
Phone: +1-917-639-4109
Fax: +1-917-639-4113
Email: droche@theruthgroup.com

CUBITT CONSULTING
NOGA VILLALON
Phone: +44-20-7367-5100
Fax: +44-20-7367-5150
Email: noga.villalon@cubitt.com

MORGEN WALKE ISRAEL
MAYA HULI-LUSTIG
Phone: +972-3-561-1877
Fax: +972-3-561-1875
Email: maya_h@koteret-pr.co.il